JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

2nd October 2002

02055546

02 OCT 21 AM 9:12

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
2002 Interim Dividend

I enclose for your attention a notification dated 2nd October 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Encl

dlw 10/28

Full Text Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Dividend
Released	09:15 2 Oct 2002
Number	9476B

JARDINE MATHESON HOLDINGS LIMITED

2002 INTERIM DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2002 interim dividend of the above Company. The dividend will be paid on 16th October 2002.

2002 interim dividend per share:	US cents 7.80
GBP equivalent:	4.9939 pence

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

2nd October 2002

www.jardines.com

END

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